Exhibit (d.2)

Schedule A

to the

Investment Advisory Agreement dated December 6, 2011

between

iShares U.S. ETF Trust

and

BlackRock Fund Advisors

Pursuant to Section 6, the Trust shall pay the Adviser compensation at the following annual rates:

Fund	Annual Fee
iShares Enhanced International Large-Cap ETF	0.35%
iShares Enhanced International Small-Cap ETF	0.49%
iShares Enhanced U.S. Large-Cap ETF	0.18%
iShares Enhanced U.S. Small-Cap ETF	0.35%
iShares Interest Rate Hedged 10+ Year Credit Bond ETF	0.35%
iShares Interest Rate Hedged Corporate Bond ETF	0.30%
iShares Interest Rate Hedged Emerging Markets Bond ETF	0.75%
iShares Interest Rate Hedged High Yield Bond ETF	0.65%
iShares Liquidity Income ETF	0.18%
iShares Short Maturity Bond ETF	0.25%
iShares Short Maturity Municipal Bond ETF	0.25%
iShares U.S. Fixed Income Balanced Risk ETF	0.25%

Amended and Approved by the Board of Trustees of iShares U.S. ETF Trust on March 25-26, 2015.